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Exhibit 20.02 Letter of Intent

February 20, 2003
VIA FACSIMILE
ImmunoTechnology Corporation
1661 Lakeview Circle
Ogden, Utah 84403
Attention: Mark Scharmann, President

Re: Purchase of All the Issued and Outstanding Shares of Ultimate Security Systems Corporation, a Nevada corporation

Dear Mr. Scharmann:
This Letter of Intent will confirm our recent conversations with you, in which the undersigned acted on behalf of ImmunoTechnology Corporation, a Delaware corporation ("IMNT"), and agreed to acquire Ultimate Security Systems Corporation, a Nevada corporation ("USSC"), or an acquisition corporation which will own USSC, in exchange for up to 20,000,000 shares of IMNT's common stock, and USSC thereby will merge with and into IMNT (the "Transaction") upon completion of the Transaction (the "Closing"). The Transaction is intended to qualify as a tax free reorganization between IMNT and USSC pursuant to which the shareholders of USSC will exchange their shares for shares of IMNT.

1. IMNT will issue up to 20,000,000 shares of its common stock (the "Shares") to the shareholders of USSC in order to acquire USSC. The Shares will be issued pursuant to Section 4(2) of the Securities Act of 1933 and under corresponding state law. The Closing shall occur on a date to be mutually acceptable to IMNT and USSC, but in no event later than 5:00 p.m. Pacific Standard Time, March 31, 2003 (the "Closing Date").

2. As part of the contemplated transaction, USSC's founders agree that USSC will cancel all shares of common stock currently owned by such founders and, in return, will issue the founders IMNT preferred stock convertible into common stock which represents the same percentage ownership of USSC as currently owned by the USSC founders.

3. As soon as practicable after the Closing Date, IMNT will prepare and file or have prepared and filed the appropriate registration statement whereby IMNT will register for sale all of the Shares. IMNT will take all appropriate steps to ensure that IMNT has the requisite authorized capital to issue the Shares.

4. Prior to the Closing Date, IMNT will take all appropriate steps, including securing the necessary consents, to effectuate a one for five (1:5) reverse stock split.

5. The name of IMNT will be changed to "Ultimate Security Systems Corporation" or such other name as determined by the parties and as approved by the required percentage of shares entitled to vote on such matters.

6. Until the Closing Date, IMNT and USSC shall maintain their respective assets in at least as a good a condition as the condition of the assets as of the date hereof, subject only to changes that may result from day-to-day business operations; however, at the Closing, all assets of IMNT shall be paid out or removed from IMNT and all liabilities, including loans payable to IMNT officers shall be forgiven and/or retired. IMNT will conduct its business and activities diligently and in substantially the same manner as it previously ha s been carried out and will advise USSC of any material adverse change in its business that may occur prior to the Closing Date. IMNT will not enter into any material contract, incur additional debt or encumber its assets.

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7. Obligations of USSC as of the Closing Date:

a. USSC shall be duly organized, validly existing and in good standing under the laws of the State of Nevada and shall have the power and authority to carry on its business as presently conducted and shall be qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on the business of USSC.

b. A definitive agreement (the "Agreement") will be duly authorized, executed and delivered by USSC. All corporate actions by USSC required to authorize the transactions contemplated by the Agreement shall be taken and USSC will have the power to effect the transactions contemplated thereby. All authorizations, consents and approvals of all governmental agencies and authorities required in order to permit consummation by USSC of the transactions contemplated by this Letter of Intent will have been obtained.

c. USSC shall have received approval for the proposed transaction from all the issued and outstanding shares entitled to vote on such matters.

d. USSC shall have delivered to IMNT unaudited financial statements for the USSC's last 3 years of business activity.

e. USSC will have delivered to IMNT all other documents reasonably requested by IMNT and/or its attorneys and accountants.

f. Neither the execution and delivery by USSC of the Agreement, nor consummation of the transactions contemplated thereby, will conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, domestic or foreign, to which USSC is subject, or will constitute a material default thereunder.

8. Obligations of IMNT as of the Closing Date:

a. IMNT shall be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and shall have the corporate power and authority to carry on its business as presently conducted and shall be qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on the business of IMNT. IMNT shall have no debts or obligations as of the date of Closing. IMNT shall have no litigation pending or threatened. All required filings have been made duly and timely without any time lapse, are current now and will be current as of the Date of Closing.

b. The Agreement will be duly authorized, executed and delivered by IMNT. All corporate actions by IMNT required to authorize the transactions contemplated by the Agreement, including, but not limited to, obtaining shareholders' approval, shall be taken and IMNT will have the corporate power to effect the transactions contemplated thereby. All authorizations, consents and approvals of all governmental agencies and authorities required in order to permit consummation by IMNT of the transactions contemplated by this Letter of Intent will have been obtained. As soon as practicable, a special meeting of the IMNT shareholders will be called in order to vote on the proposed transaction, including the name change.

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c. All of the outstanding capital stock of IMNT will have been duly and validly authorized and issued, fully paid and nonassessable and shall be 10,000,000 shares of common stock and no shares of preferred stock.

d. Each of IMNT's present officers and directors shall resign and directors shall be appointed to fill vacancies on the Board of Directors of IMNT as directed by the current officers of USSC. IMNT's new Board of Directors will then appoint new officers.

e. Neither the execution and delivery by IMNT of the Agreement, nor consummation of the transactions contemplated thereby, will conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, domestic or foreign, to which IMNT is subject, or will constitute a material default thereunder.

f. IMNT will provide to USSC copies of its Articles of Incorporation, and all amendments thereto, as certified by the Secretary of the State of Delaware, and the Bylaws of IMNT and all amendments thereto, as certified by its Secretary, and will warrant that such Articles and Bylaws are complete and correct. IMNT will provide to USSC all minutes of meetings and actions in writing without a meeting of the Board of Directors and stockholders of IMNT since its inception and will warrant that all minutes or actions in writing without a meeting shall have been included in such minute book as of the Closing Date.

g. IMNT shall have executed all necessary agreements and taken all such actions as are required to convey all assets of IMNT out of IMNT to another entity.

9. Both parties hereto agree that time is of the essence in consummating the transaction contemplated by this Letter of Intent and agree to take all reasonable steps to facilitate such transaction.

10. IMNT, including its officers and directors, will indemnify and hold harmless USSC, and USSC's respective representatives, including, but not limited to, USSC's attorneys, agents, officers and directors, stockholders, controlling persons, and affiliates (collectively "Indemnified Persons") for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expenses (including reasonable costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with (i) any breach of any representation or warranty made by IMNT in this letter of intent or any other document delivered by IMNT pursuant to this letter of intent; (ii) any breach by IMNT of any covenant or obligation of IMNT in this letter of intent; or (iii) any claim by any person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with IMNT (or any person acting on their behalf) in connection with any of the transactions contemplated by this letter of intent. The remedies provided in this paragraph will not be exclusive of or limit any other remedies that may be available to USSC or any of the Indemnified Persons.

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11. IMNT and USSC, by this letter of intent, agree that:

a. Any and all confidential or proprietary matters (except publicly available or freely usable material as otherwise obtained from another source) regarding either party will be kept in strict confidence by the other party to this letter of intent;

b. Neither party will issue any public announcement concerning the transaction contemplated by the provisions of this letter of intent without the prior written consent of the other party, except as may be required by law;

c. Each party agrees to pay the legal and other fees and expenses incurred by such party with respect to the transaction contemplated by the provisions of this letter of intent, whether or not the Closing occurs;

d. Other than as specified in paragraph 12 below, IMNT and USSC each represent and warrant that there are no brokerage or finder's fees in the transaction; and

e. Until further negotiations are terminated, IMNT and USSC may make a full investigation of the business and affairs of the other.

12. The parties agree that Troika Capital Investment will be issued, on the Closing Date, warrants to purchase 400,000 shares of IMNT common stock, calculated after the reverse stock split specified herein, at a price of $0.10 per share, as a finder's fee associated with the proposed transaction.

It is understood that the following summary of the proposed terms and conditions of the acquisition of all of the issued and outstanding shares of USSC is general in nature and has been specified without benefit of detailed negotiations or related investigations. USSC contemplates entering into a definitive agreement prior to the Closing, specifying all of the material terms and conditions of the proposed transaction and specifying customary representations and warranties appropriate to the transaction; provided, however, the specific content of the agreement cannot be determined until there has been conducted additional discussions and due diligence between the parties in detail regarding the proposed transaction.

If the terms of this Letter of Intent are acceptable to you, please date and execute this Letter where indicated below, and return it to the undersigned via mail in care of Deron Colby, Esq., MC Law Group, 4100 Newport Place, Suite 830, Newport Beach, California 92660 and via facsimile (949) 250.8655.

Very truly yours,
ULTIMATE SECURITY SYSTEMS CORPORATION

/S/ James Cooper
By James Cooper, President

Agreed and Accepted this ___ of February 2003

IMMUNOTECHNOLOGY CORPORATION


/S/ Mark Scharmann
By Mark Scharmann, President